



Corporate Office

Telephone: (403) 292-7547
Fax: (403) 292-7623
email: ingrid.dunn@atco.com



April 21, 2005

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street, NW
Washington, DC 20549

SUPPL

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- News Release dated April 20, 2005, Quarterly Dividend Declared

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Ingrid Dunn
Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

Enclosure(s)

FILE NO. 82-34745

ATCO GROUP

News Release

ATCO LTD. & CANADIAN UTILITIES LIMITED
Corporate Head Office: 1500, 909 -11 Avenue S.W. Calgary, Alberta T2R 1N6 Telephone: (403) 292-7500 Fax: (403) 292-7532

For Immediate Release

ATCO Ltd. Declares Quarterly Dividend

CALGARY, April 20, 2005 – The Board of Directors of ATCO Ltd. has declared the following quarterly dividend:

Shares	TSX Stock Symbol	Dividend Per Share ($)	Record Date (2005)	Payment Date (2005)
5.75 % Series 3	ACO.PR.A	0.359375	11-May	01-Jun

ATCO Group is an Alberta based, worldwide organization of companies with more than 7,000 employees actively engaged in Power Generation, Utilities and Global Enterprises. More information about ATCO Ltd. can be found on its website, www.atco.com.

Contact: K.M. (Karen) Watson
Senior Vice President
& Chief Financial Officer
ATCO Ltd.
(403) 292-7502



Corporate Office

Telephone: (403) 292-7547
Fax: (403) 292-7623
email: ingrid.dunn@atco.com

April 21, 2005

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street, NW
Washington, DC 20549

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- News Release dated April 20, 2005, First Quarter 2005 Earnings Report

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Ingrid Dunn
Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

Enclosure(s)

FILE NO. 82-34745

ATCO GROUP News Release

ATCO LTD. & CANADIAN UTILITIES LIMITED
Corporate Head Office: 1500, 909 -11 Avenue S.W. Calgary, Alberta T2R 1N6 Telephone: (403) 292-7500 Fax: (403) 292-7532

For Immediate Release
April 20, 2005

ATCO Reports Increased First Quarter 2005 Earnings

CALGARY, Alberta – **ATCO Ltd. reported increased earnings for the three months ended March 31, 2005** of $42.6 million ($1.42 per share) compared to earnings for the same three months in 2004 of $38.2 million ($1.28 per share).

Earnings increased primarily due to:

- continued strong activity in ATCO Structures' operations in Canada and Australia;
- higher earnings in ATCO Power's United Kingdom ("U.K.") operations attributable to improved performance and the settlement reached by Barking Power Limited with the administrators of TXU Europe ("TXU Europe Settlement"). ATCO Power has a 25.5% interest in Barking Power Limited. This settlement is expected to generate earnings of approximately $35 million, which will be recognized over the remaining term of the TXU contract to September 30, 2010, at approximately $5.5 million per year;
- higher earnings in ATCO Midstream; and
- increased business activity, including work for new customers, in ATCO I-Tek.

This increase was partially offset by:

- higher costs in ATCO Gas and ATCO Electric that are not reflected in current customer rates. ATCO Gas and ATCO Electric expect to file applications in the second quarter that will request the Alberta Energy and Utilities Board to incorporate these higher costs in customer rates.

Revenues for the three months ended March 31, 2005 were $814.6 million compared to $1,226.4 million in 2004. This decrease was primarily due to:

- lower sales of electricity and natural gas purchased for customers on a "no-margin" basis by ATCO Electric and ATCO Gas due to the transfer of the retail energy supply businesses in May 2004; and
- lower volumes of natural gas purchased and resold for natural gas liquids extraction in ATCO Midstream.

This decrease was partially offset by:

- increased business activity in ATCO Structures' operations in Canada, Australia and Europe;
- improved performance in ATCO Power's U.K. operations and the impact of the TXU Europe Settlement;
- increased business activity, including work for new customers, in ATCO I-Tek; and

- operations at ATCO Power's and ATCO Resources' new 580 megawatt Brighton Beach generating plant which was commissioned in July 2004.

Cash flow from operations for the three months ended March 31, 2005 was $247.0 million compared to $175.7 million in 2004. This increase was primarily due to:

- impact of the TXU Europe Settlement in ATCO Power; and
- increased earnings.

ATCO Ltd.'s consolidated financial statements and management's discussion and analysis of financial condition and results of operations for the three months ended March 31, 2005 are now available on ATCO Ltd.'s website (www.atco.com) or via SEDAR (www.sedar.com) or can be requested from the company.

The consolidated financial statements and management's discussion and analysis of financial condition and results of operations will be mailed to those share owners who have requested such information on or about April 27, 2005.

ATCO Group is an Alberta based, worldwide organization of companies with more than 7,000 employees actively engaged in Power Generation, Utilities and Global Enterprises. More information about ATCO can be found on its website, www.atco.com.

For further information contact:

K.M. (Karen) Watson
Senior Vice President
& Chief Financial Officer
(403) 292-7502